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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cott Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22163N106
(CUSIP Number)

January 19, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	22163N106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Valinor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,313,841

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,313,841

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,313,841

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No	22163N106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Gallo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,313,841

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,313,841

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,313,841

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No	22163N106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Valinor Capital Partners Offshore Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,283,669

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,283,669

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,283,669

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

THIS SCHEDULE 13G IS BEING FILED AS AMENDMENT NO. 2 BY VALINOR MANAGEMENT, LLC AND DAVID GALLO, AND AS AN INITIAL FILING BY VALINOR CAPITAL PARTNERS OFFSHORE MASTER FUND, L.P., WHOSE BENEFICIAL OWNERSHIP EXCEEDED 5% ON JANUARY 19, 2011.

CUSIP No	22163N106

Item 1.	(a).	Name of Issuer:

Cott Corporation

(b).	Address of Issuer's Principal Executive Offices:

6525 Viscount Road Mississauga, Ontario L4V 1H6 Canada 5519 West Idlewild Ave Tampa, Florida 33634

Item 2.	(a).	Name of Person Filing:

Valinor Management, LLC David Gallo Valinor Capital Partners Offshore Master Fund, L.P.

(b).	Address of Principal Business Office, or if None, Residence:

Valinor Management, LLC
David Gallo
90 Park Avenue, 40th Floor
New York, New York 10016

Valinor Capital Partners Offshore Master Fund, L.P.
c/o Morgan Stanley Fund Services (Cayman) Ltd.
Cricket Square
Hutchins Drive
2nd Floor, Boundary Hall
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

(c).	Citizenship:

Valinor Management, LLC: Delaware David Gallo: United States of America Valinor Capital Partners Offshore Master Fund, L.P.: Cayman Islands

(d).	Title of Class of Securities:

Common Stock, no par value

(e).	CUSIP Number:

22163N106

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Valinor Management, LLC: 8,313,841 David Gallo: 8,313,841 Valinor Capital Partners Offshore Master Fund, L.P.: 5,283,669

(b)	Percent of class:

Valinor Management, LLC: 8.8% David Gallo: 8.8% Valinor Capital Partners Offshore Master Fund, L.P.: 5.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Valinor Management, LLC: 0 David Gallo: 0 Valinor Capital Partners Offshore Master Fund, L.P.: 0
(ii)	Shared power to vote or to direct the vote
Valinor Management, LLC: 8,313,841 David Gallo: 8,313,841 Valinor Capital Partners Offshore Master Fund, L.P.: 5,283,669
(iii)	Sole power to dispose or to direct the disposition of
Valinor Management, LLC: 0 David Gallo: 0 Valinor Capital Partners Offshore Master Fund, L.P.: 0
(iv)	Shared power to dispose or to direct the disposition of
Valinor Management, LLC: 8,313,841 David Gallo: 8,313,841 Valinor Capital Partners Offshore Master Fund, L.P.: 5,283,669

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2011

Valinor Management, LLC*

By: /s/ David Angstreich
Name: David Angstreich
Title: Chief Financial Officer

/s/ David Gallo*
Name: David Gallo

Valinor Capital Partners Offshore Master Fund, L.P.

By: /s/ David Gallo
Name: David Gallo
Title: Director

*  The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interests therein.

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated January 31, 2011 relating to the Common Stock, no par value, of Cott Corporation shall be filed on behalf of the undersigned.

Valinor Management, LLC

By: /s/ David Angstreich
Name: David Angstreich
Title: Chief Financial Officer

/s/ David Gallo
Name: David Gallo

Valinor Capital Partners Offshore Master Fund, L.P.

By: /s/ David Gallo
Name: David Gallo
Title: Director

SK 25938 0001 1167673